UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES AND EXCHANGE ACT OF 1934

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Auxilium Pharmaceuticals, Inc

(Exact name of registrant as specified in its charter)

Delaware	23-3016883
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

640 Lee Road Chesterbrook, PA
Delaware	19087
(Address of Principal Executive Offices)	(Zip Code.)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered
Preferred Stock Purchase Rights	The NASDAQ Stock Market LLC

If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following.  ☒

If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following.  ☐

Securities Act registration statement file number to which this form relates:  Not Applicable

Securities registered pursuant to Section 12(g) of the Act:  None.

Item 1.       Description of Registrant’s Securities to be Registered.

On September 16, 2014, the Board of Directors (the “Board”) of Auxilium Pharmaceuticals, Inc. (“Auxilium” or the “Company”) authorized and directed the issuance, and declared a dividend distribution of one preferred share purchase right (a “Right”) for each outstanding share of common stock, par value $0.01 per share (the “Common Stock”), to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $0.01 per share, of the Company (the “Preferred Stock”) at a price of $100.00 per one one-hundredth of a share of Preferred Stock (the “Purchase Price”), subject to adjustment as provided in the Rights Agreement (as defined below).  The dividend is payable to stockholders of record at the close of business on September 29, 2014 (the “Record Date”).  The description and terms of the Rights are set forth in the Rights Agreement, dated as of September 17, 2014, as the same may be amended from time to time (the “Rights Agreement”), between the Company and Broadridge Corporate Issuer Solutions, Inc., as Rights Agent (the “Rights Agent”).

The Rights Agreement is intended to (i) reduce the risk of coercive two tiered, front end loaded or partial offers that may not offer fair value to all stockholders, (ii) mitigate against market accumulators who through open market and/or private purchases may achieve a position of substantial influence or control without paying to selling or remaining stockholders a fair control premium, and (iii) preserve the Board’s bargaining power and flexibility to deal with third party acquirors and to otherwise seek to maximize values for all stockholders.  QLT Inc. consented to the adoption of the Plan and related matters in accordance with the terms of the Agreement and Plan of Merger, dated June 25, 2014 (the “QLT Merger Agreement”), by and among the Company, QLT Inc., QLT Holding Corp. and QLT Acquisition Corp. (collectively, “QLT”).  The overall effect of the Rights Agreement and the issuance of the Rights may be to render more difficult or discourage a merger, tender or exchange offer or other business combination involving the Company that is not approved by the Board.  The Rights Agreement is not intended to interfere with any merger, tender or exchange offer or other business combination approved by the Board, including, without limitation, the transactions contemplated by the QLT Merger Agreement.  Nor does the Rights Agreement prevent the Board from considering any offer that it considers to be in the best interest of the Company’s stockholders.

The following is a summary of the terms of the Rights Agreement.  The summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Rights Agreement, a copy of which is attached as Exhibit 4.1 and incorporated herein by reference.  In addition, a copy of the Certificate of Designation is filed as Exhibit 3.1 and is incorporated herein by reference.  A copy of the Rights Agreement is available free of charge from the Company.

Term

The Rights Agreement, and the Rights, will expire in accordance with the terms of the Rights Agreement and without any further action by the Board at or prior to the earliest of:

•                  the closing of the transactions contemplated by the QLT Merger Agreement,

•                  September 16, 2015, or

•                  the time at which the Rights are redeemed or all of the Rights are exchanged by the Board, as provided in the Rights Agreement.

Effectiveness

The protections that the Rights Agreement affords the Company and its stockholders are effective as of September 16, 2014 (the “Effective Date”). Upon and following the Effective Date, Rights will be issued in respect of all outstanding shares of Common Stock on the Record Date, and for all shares of Common Stock issued after the Record Date and, subject to the terms described in the Rights Agreement, prior to the earliest of the Distribution Date (as defined below), the closing of the transactions contemplated by the QLT Merger Agreement, September 16, 2015, or the time at which the Rights are redeemed or all of the Rights are exchanged by the Board.

Distribution and Transfer of Rights; Distribution Date; Rights Certificates

Subject to certain exceptions specified in the Rights Agreement, the Rights will separate from the Common Stock and become exercisable following the earlier of (i) 10 business days from the first date of public announcement that a person or group of affiliated or associated persons has become an Acquiring Person (as defined below) or (ii) 10 business days (or such later date as may be determined by action of the Board) from the commencement of, or public announcement of an intention to make, a tender or exchange offer, the consummation of which would result in any person or group of affiliated or associated persons becoming an Acquiring Person (the earlier of such dates being called the “Distribution Date”). Except in certain situations, a person or group of affiliated or associated persons becomes an “Acquiring Person” upon acquiring beneficial ownership of 15% or more of the outstanding shares of Common Stock. Certain synthetic interests in securities created by derivative positions — whether or not such interests are considered to be ownership of the underlying Common Stock or are reportable for purposes of Regulation 13D of the Securities Exchange Act of 1934, as amended — are treated as beneficial ownership of the number of shares of the Common Stock equivalent to the economic exposure created by the derivative security, to the extent actual shares of Common Stock are directly or indirectly beneficially owned by a counterparty to such derivative security.

Prior to the Distribution Date:

•                                          the Rights will be evidenced by and transfer with the certificates for the Common Stock (or, with respect to any uncertificated Common Stock registered in book entry form, by notation in book entry), and no separate rights certificates will be distributed;

•                                          new certificates for Common Stock issued after the Record Date will contain a legend incorporating the Rights Agreement by reference (for uncertificated Common Stock registered in book-entry form, this legend will be contained in a notation in book-entry); and

•                                          the Rights will accompany any new Common Stock issued after the Record Date.

•                                          Until the Distribution Date (or earlier expiration of the Rights), the surrender for transfer of any certificates for shares of Common Stock (or book entry shares of Common Stock) outstanding as of the Record Date, even without such notation or a copy of the Summary of Rights, will also constitute the transfer of the Rights associated with the shares of Common Stock represented thereby.

•                                          As soon as practicable after the Distribution Date, separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

Exempt Persons

The Rights Agreement provides that an Acquiring Person does not include the Company, any subsidiary of the Company, any employee benefit plan of the Company or any subsidiary of the Company, or any entity organized, appointed or established for or pursuant to the terms of any employee benefit plan of the Company. In addition, certain inadvertent acquisitions will not trigger the occurrence of the Distribution Date.  In addition, the Rights Agreement provides that any Person (as defined in the Rights Agreement) will not be deemed to be an Acquiring Person if such Person acquired Common Stock as a consequence of:

•                  the QLT Merger Agreement,

•                  the issuance of any securities of the Company pursuant to the terms of any:

•                  security convertible into or exercisable for Common Stock or Preferred Shares that were issued by the Company prior to the Effective Date, or

•                  agreement to issue any such convertible or exchangeable security that was executed by the Company prior to the Effective Date, or

•                  a cash tender offer made pursuant to Section 14(d) of the Securities Exchange Act of 1934, as amended, for all outstanding Common Stock at a price and on terms determined by at least two-thirds of the Board, after receiving advice from one or more investment banking firms, to be:

•                  at a price which is fair to the Company’s stockholders (taking into account all factors which such members of the Board deem relevant), and

•                  otherwise in the best interests of the Company and its stockholders after taking into account all other factors which the Board deems relevant.

Preferred Stock Purchasable Upon Exercise of Rights

Because of the nature of the Preferred Stock’s dividend, liquidation and voting rights, the value of the one one-hundredth interest in a share of Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

Flip-In Trigger

If any person or group of affiliated or associated persons becomes an Acquiring Person, each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereupon become void), will thereafter have the right to receive upon exercise of a Right that number of shares of Common Stock having a market value of two times the exercise price of the Right.

Flip-Over Trigger

If, after a person or group has become an Acquiring Person, the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets, cash flow or earning power are sold or otherwise transferred, in one transaction or a series of related transactions, proper provisions will be made so that each holder of a Right (other than Rights beneficially owned by an Acquiring Person which will have become void) will thereafter have the right to receive upon the exercise of a Right that number of shares of common stock of the person with whom the Company has engaged in the foregoing transaction (or its parent) that at the time of such transaction have a market value of two times the exercise price of the Right.

Exchange Provision

At any time after any person or group of affiliated or associated persons becomes an Acquiring Person and prior to the earlier of one of the events described in the previous paragraph or the acquisition by such Acquiring Person of 50% or more of the outstanding shares of Common Stock, the Board may exchange all or part of the Rights (other than Rights owned by such Acquiring Person which will have become void), in whole or in part, for shares of Common Stock or Preferred Stock (or a series of the Company’s preferred stock having equivalent rights, preferences and privileges), at an exchange ratio of one share of Common Stock, or a fractional share of Preferred Stock (or other preferred stock) equivalent in value thereto, per Right (subject to adjustment).

Redemption of the Rights

At any time prior to the earlier of (i) 10 business days following the first date of public announcement that a person or group of affiliated or associated persons has become an Acquiring Person or (ii) September 16, 2015, the Board may redeem the Rights in whole, but not in part, at a price of $0.0001 per Right (the “Redemption Price”) payable, at the option of the Company, in cash, shares of Common Stock or such other form of consideration deemed appropriate by the Board. The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

Amendment of Terms of Rights Agreement and Rights

For so long as the Rights are then redeemable, the Company may, except with respect to the Redemption Price, amend the Rights Agreement in any manner. After the Rights are no longer redeemable, the Company may, except with respect to the Redemption Price, amend the Rights

Agreement in any manner that does not adversely affect the interests of holders of the Rights.

Voting Rights; Other Stockholder Rights

Until a Right is exercised or exchanged, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

Anti-Dilution Provisions

The Purchase Price payable, and the number of shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights is subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for or purchase Preferred Stock at a price, or securities convertible into Preferred Stock with a conversion price, less than the then-current market price of the Preferred Stock or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in Preferred Stock) or of subscription rights or warrants (other than those referred to above).

The number of outstanding Rights is subject to adjustment in the event of a stock dividend on the Common Stock payable in shares of Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date.

Certain Anti-Takeover Effects

The Rights are not intended to prevent a takeover of the Company and will not do so; however, the Rights have certain anti-takeover effects.  The Rights will cause substantial dilution to a person or group of persons that attempts to acquire the Company on terms not approve by the Board and without conditioning the offer on a substantial number of Rights being redeemed.  Accordingly, the existence of the Rights may deter certain acquirers from making takeover proposals or tender offers as described above.  However, the Rights help ensure that the Company’s stockholders receive fair and equal treatment in the event of any proposed takeover of the Company.

Item 2.       Exhibits.

Pursuant to the Instructions as to Exhibits with respect to Form 8-A, the following exhibits are being filed with the Commission in connection with this Registration Statement.

3.1

Certificate of Designation of Series A Junior Participating Preferred Stock of Auxilium Pharmaceuticals, Inc. (incorporated by reference from Exhibit 3.1 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on September 17, 2014).

4.1

Rights Agreement, dated as of September 12, 2014 by and between Auxilium Pharmaceuticals, Inc. and Broadridge Corporate Issuers Solutions, Inc., as Rights Agent (incorporated by reference from Exhibit 4.1 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on September 17, 2014).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: September 17, 2014	AUXILIUM PHARMACEUTICALS, INC.

	By:	/s/ ANDREW I. KOVEN
Name: Andrew I. Koven
Title: Chief Administrative Officer and General Counsel